NO ACT

DC
P.E.
12-13-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021479

Received SEC
JAN 2 2 2008
Washington, DC 20549

January 22, 2008

Jeffrey T. Williams
Senior General Attorney
Burlington Northern Santa Fe Corporation
P.O. Box 961039
Fort Worth, TX 76161-0039

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/22/2008

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 13, 2007

Dear Mr. Williams:

This is in response to your letter dated December 13, 2007 concerning the shareholder proposal submitted to BNSF by Emil Rossi. We also have received a letter on the proponent's behalf dated December 30, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 3 1 2008
E
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

BNSF

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

December 13, 2007

RECEIVED
2007 DEC 17 PM 12: 53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY UPS OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

On behalf of Burlington Northern Santa Fe Corporation ("BNSF") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, the Company excludes a proposal submitted by Emil Rossi (the "Proponent") from the proxy materials for BNSF's 2008 annual shareholders' meeting (the "2008 Proxy Materials"), which we expect to file in definitive form with the Commission more than 80 calendar days from the date hereof.

On November 2, 2007, we received a notice on behalf of the Proponent dated October 5, 2007, submitting the following proposal for consideration at our 2008 annual shareholders meeting (a copy of which, together with the supporting statement, is attached as Exhibit A) (the "Proposal"):

> RESOLVED, that shareholders of our company request our board of directors to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Exhibit 1

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify him of our intention to omit the proposal from our 2008 annual meeting proxy materials.

We believe that the Proposal may be properly omitted from BNSF's 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

BASES FOR EXCLUSION

I. BNSF may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is materially misleading in violation of Rule 14a-9

Rule 14a-8(i)(3) permits a company to exclude a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *SEC Staff Legal Bulletin No. 14* (July 13, 2001). The Proponent's proposal is misleading in a number of respects.

(a) The Proposal is Materially Misleading Because its Exclusion of the Compensation Discussion and Analysis From the Materials to be Voted on Creates a Result That Could be Significantly Different From That Envisioned by Shareholders.

The SEC has consistently found that a shareholder's proposal is misleading if implementation of the proposal would lead the company to take actions that are significantly different from those envisioned by the stockholders who voted on the proposal. *See Occidental Petroleum Corp.* (Feb. 11, 1991). In this case, the Proposal's supporting statement gives shareholders the impression that their vote will have a significant influence on BNSF's important executive compensation disclosures, which will in turn allow them to play a role in setting executive compensation. However, the Proposal explicitly excludes the Compensation Discussion and Analysis (the "CD&A") from the materials on which the shareholders will vote. In light of recent changes to SEC Rules (specifically Item 402 of Regulation S-K) regarding disclosure requirements for executive compensation, the CD&A is now one of the most important elements of a company's executive compensation disclosure. Therefore, its exclusion from the "advisory resolution" that the Proposal requests makes the Proposal misleading in that the vote would be far less relevant than the supporting statement indicates. Simply put, under the new executive compensation disclosure rules it is difficult to express an informed view on a company's executive compensation program without considering the CD&A.

In adopting its new rules on executive compensation disclosure, the SEC explained that "[t]he purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and polices of named executive officers without resorting to boilerplate disclosure." Adopting Release, *Executive Compensation and Related Person Disclosure*, Exchange Act Release No. 8732A (August 29, 2006). Instead of just providing mundane or irrelevant details, the CD&A is "intended to put into perspective for investors the numbers and narrative that follow it." *Id.* The sorts of issues that the CD&A is intended to outline include the objectives of the company's compensation program, each element of compensation, how the company chooses to pay each element, and how each element of compensation fits into the company's overall compensation objectives. *Id.* According to the adopting release, examples of such issues include "policies for allocating between long-term and currently paid out compensation; policies for allocating between cash and non cash compensation, and among different forms of non-cash compensation; . . . how the determination is made as to when awards are granted, including awards of equity-based compensation such as options; what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions" as well as a litany of other compensation-related matters. *Id.* Also, the CD&A must be "sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers." This is exactly the sort of information that would allow a shareholder to engender a relevant viewpoint on the matter of compensation. In excluding these materials from the proposed advisory vote the proponent eviscerates any possible effect that such a vote might have on executive compensation, as a shareholder could not possibly be expected to express a relevant view on the matter if the shareholder is not considering the CD&A. Because the Proposal's supporting statement excludes the CD&A, and instead gives the impression that the proposed advisory vote would be very influential, a shareholder's expectations regarding the outcome of the vote would be very different from the actual outcome. Accordingly, the Proposal is misleading.

A series of recent SEC decisions support this position. Within the past year, the SEC allowed a number of companies to exclude shareholder proposals that requested an advisory vote on their respective compensation committees' reports. *See Sara Lee Corporation* (Sep. 11, 2006); *PG&E Corporation* (Jan. 30, 2007); *The Bear Stearns Companies Inc.* (Jan. 30, 2007); *Allegheny Energy, Inc.* (Jan. 30, 2007); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2007); *Johnson & Johnson* (Jan. 31, 2007); *Energy East Corporation* (Feb. 12, 2007); *WellPoint, Inc.* (Feb. 12, 2007); *Entergy Corp* (Feb. 14, 2007); *Safeway Inc.* (Feb. 14, 2007). One common thread running throughout these decisions was that, in light of the recent SEC rule changes, such proposals were misleading, "as shareholders would be voting on the limited content of the new Compensation Committee Report . . . rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis." *Sara Lee Corporation* (Sep. 11, 2006). The exact same logic applies to the Proponent's Proposal: in excluding the CD&A from the advisory vote, shareholders will not be voting on the material that is most pertinent to determining executive compensation. Furthermore, voting to ratify compensation disclosures in the Summary Compensation Table is essentially a vote by looking in the rear-view mirror: the shareholder is being asked to ratify what has already been paid rather than the basis on which compensation is intended to be made going forward. A shareholder vote based on such a view would not be informed by *how* and *why* the company arrives at specific executive compensation decisions and policies or by what factors it considers in awarding compensation. Finally, the fact that the Proposal does not specifically request a vote on the report of our Compensation Committee (as was the case with the above-cited proposals) is not sufficient to distinguish this proposal from those precedents. Just as with the proposals in the above-cited decisions, the Proponent's Proposal requests a vote on a variety of materials, but excludes the CD&A, an integral part of our executive compensation disclosure. In light of the above-cited decisions, the Proposal should therefore be excluded.

Finally, the SEC explained in its adopting release that companies' CD&As will obtain even greater import in future years, because they will have the ability to "effectively elicit meaningful disclosure, even as new compensation vehicles develop over time." This factor is particularly critical to this analysis, as it makes the Proponent's Proposal even more troublesome. Specifically, the Proposal seeks to implement an advisory vote "at *each* annual shareholder meeting," (emphasis added), and each such advisory vote would fail to include the important information located in our future CD&As. As our company evolves over time, so too will our compensation programs, and these changes will be reflected in our future CD&As. Therefore, if one of the proposed advisory votes were to take place in the future, it is likely that a shareholder taking part in such a vote would be in an even worse position to evaluate relevant information than the shareholder would be today. Therefore, the misleading effect of the Proponent's proposal will only be magnified as time goes on.

(b) The Proposal is Materially Misleading Because it Contains False, Impugning, and Manipulative Information.

The Proposal may also be excluded because its supporting statement contains language that falls squarely within the text of Rule 14a-9(a), which prohibits "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

In his supporting statement, the Proponent states that the BNSF "directors prevented [BNSF shareholders] from voting on this topic in 2007 by capitalizing on a technicality." The Proponent is referring to a similar proposal that we received last year requesting an advisory vote on the Compensation Committee Report. We excluded that proposal from our 2007 proxy statement after the SEC agreed that its inclusion would be materially false or misleading. *Burlington Northern Santa Fe Corp.* (Jan. 31, 2007). In claiming that the previous proposal was excluded because of a "technicality" the Proponent masks the truth of the matter, that the proposal was actually excluded because it would have misled shareholders voting on the issue. The wording of the statement gives the impression that BNSF precluded shareholders from seizing a valuable opportunity last year, when in actuality, we, in accordance with SEC guidelines and with SEC approval through the no-action letter process, protected them from being deceived by a misleading proposal. Accordingly, this portion of the supporting statement is patently false, and provides grounds for exclusion.

Additionally, this aspect of the supporting statement is materially false or misleading because it attempts to manipulate other shareholders by impugning the character of BNSF directors. The SEC has made clear that a proposal may be excluded as misleading if it contains "statements [that] directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make[s] charges concerning improper, illegal, or immoral conduct or association, without factual foundation." *SEC Staff Legal Bulletin No. 14B* (Sep 15, 2004); Securities Exchange Act of 1934, Rule 14a-9, Note b. In this instance, by claiming that "our directors prevented us" from voting on the issue and by accusing the directors of "capitalizing on a technicality," the Proponent attempts to impugn the character of the BNSF directors, portraying them as actively attempting to hide important material from shareholders. As discussed above, this characterization is completely false, as the previous year's proposal was excluded because it would have misled shareholders. Moreover, SEC precedent indicates that when a proposal uses manipulative language or references polarizing issues in an attempt to provoke a shareholder into making a particular vote, the proposal may qualify as misleading. *See The Bear Stearns Companies Inc.* (Dec. 15, 2006) (allowing the company to exclude a proposal that "used the hot topic of corporate governance" in an attempt to manipulate shareholders into voting for it). In this case, the impugning language is clearly an attempt to manipulate other shareholders into voting for this proposal. Specifically, the Proponent is attempting to prejudice shareholders against the BNSF directors, and then convince them that a vote for his proposal is akin to a vote against the directors.

Furthermore, the Proposal's supporting statement attempts to impugn the directors by making vague and misleading assertions regarding their independence. Specifically, the Proposal cites the following as "Independence Concerns": BNSF has no independent Chairman; the Lead Director was potentially conflicted; three BNSF Directors reported non-director links with the company and; the chairman of the audit committee had a 27 year tenure. Not only are these claims irrelevant to the requested advisory vote (as discussed below), but they are also clearly attempts to convince the shareholders that the directors lack the necessary qualifications to be effective. This blatant attempt to curry support against the directors is simply another attempt at manipulating the shareholders into voting for the proposal.

Moreover, the "Independence Concerns" cited in the above paragraph, while not completely false, are presented in a manner that qualifies as misleading under Rule 14a-9(a). First, while it is technically true that BNSF had no independent Chairman, that statement on its own is misleading, because it omits important information that mitigates against any independence concerns resulting from the lack of an independent Chairman. Specifically, it neglects to point out that the Board of Directors has established the position of "Lead Director," which shall be filled by an independent director anytime the Chairman is not independent. This position is currently held by an independent director, so the fact that the current Chairman is not independent is essentially a non-issue. Moreover, the claims that the Lead Director was potentially conflicted and that three other directors reported non-director links with the company are significant exaggerations that appear far more dire when taken out of context. Specifically, the potential conflicts and non-director links that the Proposal is referencing here were reported in our 2007 Proxy Materials and are simply that these directors worked for companies that either made payments to or received payments from BNSF which represented less than .1% of their respective companies' revenues. Indeed, when our Directors and Corporate Governance Committee reviewed these relationships, it found that they were not significant enough to preclude a finding that the relevant directors were independent. Because the Proposal does not contextualize its assertions with these important facts, the statements will likely mislead shareholders into thinking that our directors are not sufficiently independent, a claim that is simply not true. Accordingly, these assertions provide grounds for exclusion.

(c) The Proposal is Materially Misleading Because it Contains Vague, Indefinite, and Irrelevant Statements

According to the SEC, a proposal qualifies as misleading if it "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SEC Staff Legal Bulletin No. 14B*; *see also Sara lee Corporation* (June 29, 2006); *Sensar Corporation* (April 23, 2001). In this case, the Proposal and its supporting statement are replete with vague terms and ambiguities that could easily mislead shareholders. For example, key terms in the resolved clause, like the terms "advisory resolution" and "approve," are undefined. Perhaps more importantly, the purpose of the policy and advisory vote is unclear. The resolved clause contained in a stockholder proposal is the "action" item, and it is supposed to tell stockholders voting on the proposal what the proposal intends to do. However, the lack of clarity cited above will prevent stockholders from obtaining those insights. Also, some statements made in the supporting statement conflict with statements made in the resolved clause, which will only heighten shareholder confusion. Specifically, the supporting statement gives shareholders the impression that the vote could significantly impact executive compensation, purporting to be a potential counter-measure to "mushrooming executive pay." However, the Proposal makes clear that "the vote is non-binding and would not affect any compensation paid or awarded to any NEO." When these two concepts are juxtaposed, they create an ambiguity that would leave shareholders uncertain as to the impact of their vote.

Furthermore, these ambiguities and unclear statements are material because there is a substantial likelihood that a reasonable stockholder would consider the meaning of these terms (particularly the scope and impact of the Proposal) to be important in deciding how to vote on the Proposal. Accordingly, the Proposal falls squarely within parameters of proposals that the Staff has agreed may be excluded in reliance on Rule 14a-8(i)(3). For example, in *Sensar Corporation*, the Staff agreed with Sensar that it could rely on Rule 14a-8(i)(3) to exclude a stockholder proposal that proposed to allow stockholders to provide an advisory vote on compensation matters. The proposal in that letter provided that "The stockholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the stockholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." Sensar argued that the proposal was materially misleading on the basis that a stockholder voting on the proposal would not be able to determine what measures Sensar would be required to take under the proposal if it were adopted. The Staff agreed and granted relief under Rule 14a-8(i)(3). Analogously, in this instance, a shareholder would not know what measures BNSF would be required to take upon implementation of the Proposal, because the impact of the vote remains very unclear.

Moreover, the supporting statement makes a number of vague assertions without contextualizing them in any way. For example, it claims that one of BNSF's directors "was potentially conflicted" without giving any kind of description as to what the conflict might have been, or how it could affect the proposal for an advisory vote on executive compensation. Also, towards the end of the supporting statement, the Proponent lists a number of other boards of directors that BNSF Directors have served on, along with the rating given to those boards by an independent rating firm. Directly after this list, the Proponent writes that "[t]he above status shows there is room for improvement." The vagueness of this statement raises a number of questions. For example, exactly what requires improvement? The other companies' boards of directors? The fact that BNSF directors sit on those Boards? Moreover, the statement fails to describe how the advisory vote that the Proposal requests might create such "improvement." In the past, the SEC has found similar vague language to be excludable because it could create uncertainty for voters. For example, in *Puget Energy, Inc.* (Mar. 7, 2002), the term "improved corporate governance" was considered too vague, and therefore misleading, because the proponent did not provide any explanation as to what that term meant. *See also CBRL Group* (Sep. 6, 2001) (excluding a proposal requesting "full and complete disclosure in its annual report of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" where none of the material terms were adequately defined); *IDACORP, Inc.* (Jan. 9, 2001) (excluding a proposal that required the company to determine the meaning of the phrase "service area ... outside the United States" as overly vague and indefinite); *Bristol-Myers Squibb Co.* (Feb. 1, 1999) (excluding a proposal requesting "the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives"). Accordingly, the vagueness of the Proponent's Proposal and its supporting statement render it misleading.

Finally, according to the SEC, a proposal may be excluded as misleading when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *SEC Staff Legal Bulletin No. 14B*; *see also Burlington Northern Santa Fe Corp.* (January 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman). In this case, there are numerous aspects of the supporting statement that are irrelevant to an advisory vote on the compensation of NEOs. First, the supporting statement spends a significant amount of space raising concerns regarding the independence of BNSF directors[1]—an issue that is totally unconnected to compensation of NEOs. Also, as discussed above, the final portion of the supporting statement provides a long list of other boards of directors that BNSF Directors have served on, along with the rating given to those boards by an independent rating firm. This information is wholly irrelevant to the Proposal's main topic, compensation of NEOs of BNSF. Moreover, the Proponent does not make any attempt to

[1] As mentioned above, the Proposal cites the following as "Independence Concerns:" BNSF has no independent Chairman; one director might have been potentially conflicted; three BNSF Directors reported non-director links with the company; the chairman of the audit committee had a 27 year tenure.

explain how such statements and allegations relate to an advisory vote on executive compensation, so these accusations do nothing to inform stockholders of the Proposal's import. In fact, in light of all of the information in the supporting statement regarding our Board of Directors, a shareholder voting on the proposal may confuse it for one that attempts to impose some kind of limitation on the Board of Directors. Because such a significant portion of the supporting statement is irrelevant to the Proposal, it may be misleading to shareholders, so the Proposal should be excluded.

II. BNSF may exclude the Proposal pursuant to Rule 14a–8(a) because it seeks an advisory vote and does not require or recommend that BNSF take action within the meaning of Rule 14a–8(a)

The Proposal is not a proposal for purposes of Rule 14a–8 because it does not present a proposal for shareholder action or require or recommend a particular course of action be taken by BNSF or its board of directors. Instead it seeks to provide a mechanism that would allow shareholders to express their opinion on a specified topic. According to (a) the Commission's rules and statements in Commission releases, (b) Staff responses to no–action requests under Rule 14a–8(a) and (c) other Staff precedent, such an advisory vote is not a proper subject of a proposal under Rule 14a–8(a).

(a) Requests for Advisory Votes are Excludable According to the Text and Meaning of Rule 14a–8(a)

The text of Rule 14a–8(a), and the Commission's statements explaining its meaning, clearly demonstrate that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a–8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the *course of action* that you believe the company should follow.

Rule 14a–8(a) [Emphasis added.].

Rule 14a–8(a) was adopted as part of the Commission's 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a–8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a–8 and may be excluded from companies' proxy materials.* The Division,

> for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) [Emphasis added.].

In this case, the Proposal is of the type considered by the Commission in the release cited above. The Proposal makes clear that it does not request any kind of action on behalf of BNSF or its Board, as it states that "the vote is non-binding and would not affect any compensation paid or awarded to any NEO." Since the outcome of such an advisory vote would not yield any specific action, all that it could possibly yield is a vague expression of shareholders' views. Thus, according to the text of Rule 14a–8(a) and the meaning ascribed to it by the Commission in its rulemaking history, the Proposal is not a proper subject of a proposal under Rule 14a–8.

(b) Staff Precedent Indicates that the Proponent's Proposal is Not a Proposal for Purposes of Rule 14a–8(a)

Staff interpretations of Rule 14a–8(a) subsequent to its adoption have confirmed the Commission's position that a shareholder proposal is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.*, the Staff concurred that a proposal seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a–8(a) because it did not recommend or require any action by the company or its board of directors. See also *CSX Corp.* (avail. Feb. 1, 1999) (concurring that a proposal was excludable under Rule 14a–8(a) where a shareholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Proposal is analogous to the proposal in Sensar: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the vote merely allows shareholders to express their opinion as to that information. The Proposal's Resolved Clause clearly demonstrates that this is the Proponent's objective, as it makes clear that the vote is only "advisory," and that it is completely "non-binding." A shareholder vote that has no binding effect can only possibly be regarded as an expression of shareholder views.

The Proposal's formulation as a request that BNSF adopt a policy of submitting an advisory vote to shareholders does not change the Proposal's status for purposes of Rule 14a–8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareholder proposal is a proper matter for a shareholder vote under Rule 14a–8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a–8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a–8(c)(7).

Adopting Release, Amendments to Rule 14a–8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff applies this same approach to interpretations of provisions throughout Rule 14a–8. For instance, when evaluating a proposal that requests that a company's board of directors adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a–8, and has not considered the request to adopt a policy itself as the subject of the proposal. Similarly, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a–8. For example:

(i) In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a–8(i)(7). *See, e.g., Xcel Energy Inc.* (Jan. 28, 2004). See also *El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a–8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

(ii) In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a–8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a–8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

(iii) In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a–8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other is implemented through a different process. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2002) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareholders approve a new executive incentive compensation plan).

(iv) In determining whether a company has, for purposes of Rule 14a–8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a–8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

(v) In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a–8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance–based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

(vi) For further examples, *see, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement); *Intl. Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance); *Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a–8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); *Intl. Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a–8(i)(5) because the subject matter of the policy–the actions its directors were to take at other companies–did not relate to the company's business); *Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a–8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied–i.e., that the chairman retain his or her independence at all times–and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same); *Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, the Proposal asks for adoption of a policy, but the subject matter of the Proposal concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a–8(a). The Proponent should not be able to avoid the application of Rule 14a–8(a) merely by asking that BNSF adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a–8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a–8 rulemaking discussed above, and consistent with the Staff's approach in interpreting other aspects of Rule 14a–8 as reflected in the precedent above, the subject matter of the policy set forth under the Proposal, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a–8. Accordingly, the Proposal does not constitute a proposal for purposes of Rule 14a–8(a) and so may be excluded from BNSF's 2008 Proxy Materials.

We note that similar arguments have been made in such letters as *Jones Apparel Group, Inc.* (Mar. 28, 2007), *Verizon Communications, Inc.* (Feb. 19, 2007), and *AT&T, Inc.* (Feb. 16, 2007) and acknowledge that the Staff did not allow similar shareholder proposals to be excluded on these grounds.

III. BNSF may exclude the Proposal pursuant to Rule 14a–8(i)(3) because it is contrary to the Commission's Proxy Rules

Rule 14a–8(i)(3) allows exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules..." We respectfully request that the Staff concur in our view that the Proposal is excludable, as explained below, as it is contrary to Rule 14a–4(a)(3) and the procedural safeguards under Rule 14a–8.

(a) The Proposal Bundles Together Separate Matters for Consideration by a Single Vote and is Contrary to Rule 14a–4(a)(3)

Rule 14a–4(a)(3) requires that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." The rulemaking history of Rule 14a–4(a)(3) indicates that the purpose of the rule is to prevent the bundling together of shareholder proposals. The Commission explains that:

> [T]he amended rule . . . prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval.

Final Release, *Regulation of Communications Among Shareholders*, Exchange Act Release No. 31326 (October 16, 1992).

The Proposal presents exactly the kind of "electoral tying arrangement" the Commission wishes to prohibit because it seeks a single vote on the Summary Compensation Table and related narrative disclosures when each of the Summary Compensation Table and the narrative disclosures present and discuss a variety of different types of executive compensation, including stock awards, option grants, salaries, bonuses and other forms of compensation. The Staff has explicitly required, pursuant to Rule 14a–4(a)(3), that proxy issuers "unbundle" such proposals relating to executive compensation where those proposals contemplate more than a single type of compensation. *See, e.g., SEC Staff Comment Letter to Daleco Resources Corp.* (February 8, 2006) (asking that the proxy issuer unbundle a proposal to ratify certain past stock awards from a proposal to approve the future granting of common stock to compensate directors for special services rendered in the future).

To the extent that the Proposal seeks a single vote to ratify multiple forms of compensation, it constitutes an "electoral tying" or bundling of those separate matters in a single proposal in such a way that restricts shareholder voting choices contrary to Rule 14a–4(a)(3). The Proposal is therefore excludable under Rule 14a–8(i)(3) as contrary to the Commission's proxy rules.

(b) The Proposal Amounts to a Request for Future Votes and is Contrary to the Procedural Safeguards of Rule 14a–8

The Proposal is not a proper form under Rule 14a–8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote each year, without satisfying any of the procedural requirements of Rule 14a–8 with respect to those future years.

It is inconsistent with the structure and intent of Rule 14a–8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings because the procedural safeguards of Rule 14a–8 are thereby violated. For example, Rule 14a–8(b) requires a shareholder to satisfy certain ownership requirements: a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a–8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rule 14a–8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal.

The aforementioned rules clearly provide that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a–8 with respect to that meeting. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. The Resolved Clause explicitly cites as the purpose of the Proposal "giv[ing] shareholders the opportunity *at each annual shareholder meeting* to vote on an advisory resolution." [Emphasis added.] To allow the Proponent to establish such an annual vote would amount to a circumvention of the requirements of Rule 14a–8 described above, as the Proponent has not sought to demonstrate that the requirements of Rule 14a–8 would be satisfied with respect to future votes sought by the Proposal. The Proposal is therefore excludable under Rule 14a–8(i)(3) as contrary to the Commission's proxy rules.

We note that similar arguments have been made in such letters as *Jones Apparel Group, Inc.* (Mar. 28, 2007), *Verizon Communications, Inc.* (Feb. 19, 2007), and *AT&T, Inc.* (Feb. 16, 2007) and acknowledge that the Staff did not allow similar shareholder proposals to be excluded on these grounds.

IV. BNSF may exclude the Proposal pursuant to Rule 14a–8(i)(7) because it relates to ordinary business matters

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it pertains to "a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 28, 1998).

While past SEC decisions, like *Eastman Kodak Company* (Feb. 13, 1992), have taken the position that shareholder proposals relating to the determination of senior executive compensation do not qualify as ordinary business matters, the Proponent's Proposal does not qualify as such, because it pertains to the Company's disclosure of compensation information rather than its executive compensation practices. Specifically, the Proposal, by its own terms, does not seek to alter BNSF's executive compensation policies or awards, because "the vote is non-binding and would not affect any compensation paid or awarded to any NEO." Instead, the Proposal requests that shareholders be allowed to weigh in on the information disclosed in BNSF's Summary Compensation Table and any accompanying narrative disclosures. The SEC has found that decisions with respect to the content and presentation of standard company reports, like the Summary Compensation Table and its accompanying narrative disclosures, qualify as ordinary business matters. *See Long Island Lighting Company* (Feb. 22, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company). Accordingly, the material found in BNSF's Summary Compensation Table and the accompanying narrative disclosures is also a matter of ordinary business, so any shareholder review of the matter violates Rule 14a-8(i)(7).

Moreover, the Proposal meets the SEC's criteria for determining ordinary business matters. According to SEC Release No. 34-40018 the two "central considerations" in determining whether the ordinary business exception of Rule 14a-8(i)(7) applies are (i) whether the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company." *SEC Release No. 34-40018.* Exclusion would be appropriate where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999* (Nov. 22, 1976)). BNSF is responsible for the full, timely and accurate disclosure for the compensation information required by Item 402 of Regulation S-K and the members of its Compensation and Development Committee are responsible for recommending to the Board its inclusion in the Proxy Statement. The process by which the Company creates, presents, and discloses this information is an ongoing matter that must delve into the minutiae of the Company's compensation policies in order to be effective. Giving shareholders direct oversight over this disclosure process is simply not practical. Moreover, the development and presentation of the relevant compensation materials requires a deep understanding of BNSF's intricate compensation policies and programs, which the average shareholder simply does not have. Accordingly, any attempt to oversee such a dynamic and complex process would qualify as micro-managing.

Further, to the extent that the Proposal seeks to ensure that the disclosures are complete and comply with Item 402, BNSF may exclude the Proposal in reliance on the grounds that it relates to legal compliance. *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value, excludable as relating to a legal compliance program); *Allstate Corporation* (Feb. 16, 1999) (proposal requesting the investigation of illegal activity at Allstate, excludable as relating to the general conduct of a legal compliance program).

Finally, the fact that the Proposal simply requests shareholder approval of BNSF's executive compensation disclosures does not affect the above analysis. The SEC has frequently found that stockholder proposals seeking shareholder approval of an ordinary business matter, like disclosure practices, can also be excluded under Rule 14a-8(i)(7). *See e.g., Chevron Corporation* (Feb. 24, 2006) (excluding proposal that requested shareholder approval of the withdrawal of corporate funds for special purposes exceeding $100,000).

We note that similar arguments have been made in such letters as *Sara Lee Corporation* (Sept. 11, 2006) and acknowledge that the Staff did not allow similar shareholder proposals to be excluded on these grounds.

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from BNSF's 2008 Proxy Materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the States of Illinois and Texas.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 Proxy Materials, please contact me at (817) 352-3466. I may also be reached by facsimile at (817) 352-2397 and would appreciate it if you would send your response to us by facsimile to that number. We request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that BNSF or its undersigned counsel have timely been provided with a copy of the correspondence. In addition,

BNSF agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to BNSF only.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Very truly yours,

Jeffrey T. Williams
Senior General Attorney

cc: Emil Rossi
John Chevedden
Roger Nober

Enclosures

Emil Ross

Exhibit A

P.O Box 249
Boonville, CA 95415-0249

Mr. Matthew K. Rose
Chairman
Burlington Northern Santa Fe Corporation (BNI)
2650 Lou Menk Dr Fl 2
Fort Worth TX 76131

Rule 14a-8 Proposal

Dear Mr. Rose,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Emil Ross   Oct 5 - 2007

cc: Roger Nober
Corporate Secretary
PH: 800 795-2673
FX: (817) 352-7111*
FX: 817-333-2377
Jeffrey T. Williams <Jeffrey.williams@bnsf.com>
Senior General Attorney
PH: 817-352-3466
FX: 817-352-7635
FX: 817-352-2397

[BNI: Rule 14a-8 Proposal, November 1, 2007]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board of directors to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ), under fire from shareholders over executive pay practices, and Aflac (AFL) decided to present such a resolution to a shareholder vote. A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

Our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see: Burlington Northern Santa Fe Corp. (January 31, 2007).

The advantage of adopting this proposal should also be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said total actual compensation for our CEO, Mr. Rose was $14 million in 2006 – more than 20% greater than compensation at other similarly sized firms. Our company's share price underperformed the S&P 500 by 10% in 2006.
- We had no Independent Chairman – Independent oversight concern.
- Plus our lead director, Mr. Whitacre, was potentially conflicted and had 14-years director tenure – Independence concerns.
- No shareholder right to cumulative voting or acting by written consent.
- Three directors reported non-director links with our company – Independence concern.
- Our full Board met only 6-times in a year.
- The chairman of our Audit Committee had 27-years director tenure – Independence concern.

Additionally:

- Our following directors served on boards rated D by the Corporate Library:

1) Ms. Martinez	Anheuser-Busch (BUD)
2) Mr. Whitacre	Anheuser-Busch (BUD)
3) Mr. Racicot	Allied Capital (ALD)
4) Mr. Watts	Clear Channel (CCU)
	Dillard's (DDS)
5) Mr. Roberts	Abbott Laboratories (ABT)
6) Mr. Cook	Crane (CR)
7) Mr. Rose	Centex (CTX)

- 45% of our Board receive more than 10% withhold votes in 2007 including:
  - Ms. Martinez
  - Mr. Rose

Mr. Whisler
Mr. Whitacre
Mr. Racicot

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

RECEIVED
2008 JAN 18 AM 11: 13
FICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Burlington Northern Santa Fe Corporation (BNI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Say on Executive Pay
Emil Rossi

Ladies and Gentlemen:

This responds to Burlington Northern Santa Fe's December 13th letter to the SEC challenging the resolution by Mr. Emil Rossi asking for an Advisory Vote on executive pay. This resolution topic, with text essentially similar to this resolution, was filed with approximately 60 companies in 2007 and then approximately 75 companies for 2008. In June 2007 Institutional Shareholder Services (now RiskMetrics) reported that 41 such proposals had thus far received an average support of 42%. Eight such proposal received a majority vote by December 2007. In other words billions upon billions of shareholder votes were cast in favor of this rule 14a-8 topic.

The range of investors involved in sponsoring this resolution is an impressive. It includes TIAA-CREF, CalPERS, City of New York Pension Funds, State of Connecticut Pension Funds, various religious investors, and social investment firms such as Walden Asset Management, union pension funds such as AFSCME and the AFL-CIO, several foundations as well as individual investors such as Mr. Rossi.

Already AFLAC and Verizon have agreed to have an Advisory Vote. More than 20 other companies have the issue on the Board agenda for study. As you know, the House passed a bill supporting the Advisory Vote with a 2 to 1 ratio of support.

A group of investors and companies have also created a Working Group that is looking at practical ways to utilize the Advisory Vote in the U.S. market.

The company arguments are unpersuasive in an attempt to avoid a well-accepted rule 14a-8 proposal on an increasingly important topic.

The first argument is that the proposal is materially misleading. The company letter argues the resolution is misleading since it "gives the impression that their vote will have a significant influence on the company's important executive compensation disclosure which will in turn allow them to play a role in setting executive compensation."

While the company is free to have its own set of fears and doubts about a proposal, it is not free to allege to the SEC that a proposal makes claims that it clearly does not.

This argument, as are a number of others in this letter, is foolish on the face of it.

How can an Advisory Vote be the equivalent of a "role in setting executive compensation?" A parallel makes the point – when investors vote on the ratification of auditors are they given the power to "select" the auditors? The answer is NO – the Audit Committee chooses the auditor and the investors simply "ratify" that choice providing an avenue for feedback. Similarly on Advisory Vote is not setting executive compensation.

We agree the CD & A is important and of course if Burlington Northern Santa Fe wanted to include the CD & A in their own Advisory Vote proposal by management, they are free to do so, but we choose not to recommend its inclusion. We assume an investor reads the CD & A but they don't have to vote on it.

The resolution is not misleading and in fact both Verizon and AFLAC, who are putting this into effect, seem to understand full-well what it means as do the investors which voted in such large numbers in 2007. This argument is a red herring.

A number of the 2007 SEC decisions, if not all, cited on page 3 refer to resolutions with an outdated "Resolved" text that has been properly updated here and the company knows this.

For instance the company-cited 2007 proposal to PG&E Corporation had this outdated text that clearly has no relevance to the proposal under consideration now:

> RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The company letter goes on to argue that the resolution made false and misleading statements about the Directors. These statements are reasonable descriptions of the Directors and issues related to the Board and governance. The company objections can certainly be added to the management position statement in the proxy but are not grounds for omitting it.

The company essentially claims that any criticism of directors is tantamount to accusing the directors of lacking the "necessary qualifications." The company then claims that any criticism of directors must include any information that could partially mitigate that criticism. On the other hand the company does not promise that its annual proxy objection statement to this proposal will include information that would offset its objection. The company objects to the word "technicality" and then in a paradox gives its own version of the technicality.

The company is free to add context, if it wishes, as it argues against the resolution in the proxy. This proposal should "be considered in the context of our company's overall corporate governance." These points are relevant as shareholders look at our executive pay and governance. Additionally companies have long used their own version of this argument in their published responses to rule 14a-8 proposals. For instance it is a standard practice of companies to cite a number of good corporate governance practices in an attempt to lull shareholders into voting against a current rule 14a-8 proposal.

In addition, these are not attempts to "impugn the directors." They are an attempt to raise important governance issues that deserve to be addressed and argue for additional accountability including an Advisory Vote on pay.

The company argument regarding false, etc. is fundamentally flawed because it does not begin by addressing these points in Staff Legal Bulletin No. 14B (CF), September 15, 2004 which were included with the rule 14a-8 proposal submittal as a reminder to the company to prevent its frivolous arguments (bold added):

> This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

On page 7 the company letter argues that "the independence of its directors is totally unconnected to the compensation of NGO's. This is foolish on its face. Of course an independent Board and Compensation Committee are important for compensation.

Thus the requirement that the Compensation Committee be comprised of only independent directors. It would not be so if having inside Directors on the Compensation Committee was not considered a conflict of interest.

This company repeatedly cited the 49-word proposal to Sensar (bold added) and this is clearly irrelevant to this rule 14a-8 proposal:

> January 15, 2001
>
> Sensar Corporation
> 50 West Broadway, Suite 501
> Salt Lake City, UT 84101
>
> Dear Sirs:
>
> Please include the following shareholder proposal on the next proxy notice:
>
> **"The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options."**

I recently provided ownership information to Mr. Pope concerning my ownership of Sensar shares. That information has not changed.

Sincerely,

Alan L. Rockwood, Shareholder

The company claim that this proposal does not require or recommend that the company take action within the meaning of 14a-8 is again a red herring, a deliberate attempt to confuse. This resolution clearly asks the Board to adopt a policy to establish an annual Advisory Vote which would be presented by management. It is a clear and understandable request and requests a specific action be taken.

The company argues that this established proposal is analogous to voting on three poems by citing CSX Corp. (February 1, 1999) as a precedent.

Again the company cites the irrelevant proposal to Sensar: "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options."

The letter goes on to argue an advisory non-binding vote can "only be regarded as an expression of shareholder views." The ratification of auditors and vote on the Board slate of Directors are not automatically binding either but they perform an exceptionally important role yet the company does not argue that those annual votes be eliminated.

On pages 10, 11 and 12 the company argues at length that the SEC should look at the subject of the proposed policy. We agree and further note that the SEC has ruled that the subject matter of executive compensation IS an acceptable matter for shareholder vote.

The company essentially argues that company efforts to dodge rule 14a-8 proposals encourage companies to multiply the forms of executive pay in order to bolster a argument of bundling against rule 14a-8 proposals.

One of the more illogical arguments in the company letter is on page 13 when the point is argued that the resolution would "provide for a matter to be submitted to a shareholder vote each year" without satisfying 14a-8 requirements.

This appears to be a deliberate misreading of the resolution. In fact, the resolution does not ask for an annually sponsored SHAREHOLDER RESOLUTION but for management to present an Advisory vote just like they do for ratification of auditors. There is nothing confusing about this request yet the company tries to make it something it is not.

Finally this request is not under the Ordinary Business exclusion since it deals with a major policy issue and certainly does not attempt to micromanage it.

The company essentially argues that company efforts to avoid rule 14a-8 proposals encourage companies to multiply the "minutiae" in executive pay in order to bolster an ordinary business argument against rule 14a-8 proposals.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Jeffrey T. Williams <Jeffrey.williams@bnsf.com>
Senior General Attorney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 13, 2007

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END